Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Parsley Energy, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-196295) of Parsley Energy, Inc. and subsidiaries of our report dated March 11, 2015, with respect to the consolidated and combined balance sheets of Parsley Energy, Inc. as of December 31, 2014 and 2013, and the related consolidated and combined statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10-K of Parsley Energy, Inc. dated March 11, 2015.

(signed) KPMG LLP

Dallas, TX
March 11, 2015